SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

CNPJ [Corporate Taxpayer’s Roll] No. 01.832.635/0001-18

NIRE [Company Roll Registration Number] 35.300.150.007

Authorized Capital Open Company - CVM No. 016390

Avenue Jurandir, No. 856, Lote [Lot] 4, 1o Andar [1st Floor], Jardim Ceci, São Paulo / SP,

CEP [ZIP] 04072-000

MANUAL FOR PARTICIPATION IN THE

GENERAL ASSEMBLY OF DEBENTURES HOLDERS

DECEMBER 22, 2011, 10:00 A.M.

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Dear Sirs:

TAM S.A. ("Company" or "Issuer"), for the purpose of instructing the subjects to be discussed at the General Meeting of Debenture holders ("AGD"), to be held on December 22, 2011 at 10:00 a.m. and at the second call, if the case, on December 29, 2011 at 10:00 a.m. on the premises of the Issuer, located at Rua Ática No. 673 in the city of São Paulo, São Paulo State, provides in a consolidated way through this manual all the information and documents required to participate in the AGD of the Debenture holders.

Please note also that are available to the Debenture Holders, at the Company's headquarters, located at Avenida Jurandir No. 856, Lote [Lot] 4, 1o andar [1st Floor], São Paulo City, São Paulo State, in its website of Investor Relations (www.tam.com.br/ri), as well as in the sites of the BM&FBOVESPA (www.bmfbovespa.com.br) and of the Securities and Exchange Commission (www.cvm.gov.br), the following document: (i) Participation Manual in the General Meeting of Debenture holders, which contains all other information on the subject to be examined and discussed.

We count with the participation of all Debenture Holders.

São Paulo, December 7, 2011.

Líbano Miranda Barroso

Financial and Investor Relations Director

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CONTENTS OF THE MANUAL

Call notice	04
Deliberations	06

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TAM S.A.

CNPJ/MF No. 01.832.635/0001-18

NIRE 35.300.150.007

Authorized Capital Open Company - CVM No. 016390

CALL NOTICE

GENERAL ASSEMBLY OF DEBENTURES HOLDERS

Are called the Debenture holders of the 1st Public Issue of 50,000 Non-Convertible Debentures in shares in a single series of ordinary species of the TAM S.A. ("Debentures" and "Issuer" or the "Company", respectively), in accordance with Clause 8 of the Deed of Debenture ("Deed"), to meet at the General Meeting of Debenture holders to be held on December 22, 2011, at 10:00 a.m., and the second call, if any, on December 29, 2011 at 10:00 a.m. on the premises of the Issuer, located at Rua Ática No. 673 in the city of São Paulo, São Paulo State, in order to decide on the following agenda:

(i) To examine the proposal of the Issuer to authorize to the Trustee not to proclaim the acceleration clause after the close of the exercise of the year of 2011, in the event the Issuer does not comply with Clause 5, paragraph 5.1.1, item (xiii) of Deed with respect to the obligation to maintain, from the beginning of the amortization period until the end of the settlement of all obligations under the Deed, debt coverage ratio of not less than 130% (one hundred thirty percent).

The Company advises that is at the disposal of the Debenture holders, at the Company's headquarters, located at Avenida Jurandir No. 856, Lote [Lot] 4, 1o andar [1st Floor], São Paulo City, São Paulo State, in its Investor Relations website (www.tam.com.br/ri), as well as sites in the BM&F (www.bmfbovespa.com.br) and the Securities and Exchange Commission (www.cvm.gov.br), the Manual for the Participation in the General Assembly, which contains all other information about the matters to be examined and discussed.

General Instructions:

Pursuant to Clause 8, paragraph 8.2.2. of the Deed, may participate in the Assembly now convened, all debenture holders' of “outstanding debentures”, which is considered all the debentures issued, excluding those held in treasury by the Issuer, the ownership of (i) subsidiaries (direct or indirectly) by the Issuer, (ii) controlling (or control group) and/or affiliates of the Issuer, (iii) directors of the Issuer and/or the Guarantor, including but not limited to, persons directly or indirectly related to any of persons mentioned above, and (iv) the exclusive investment funds, and pension plans sponsored by the Issuer and/or Guarantor and the debentures held by officers, directors and their relatives up to second degree.

The Debenture holders should present themselves before the start time listed for the beginning of the Assembly, with the following documents:

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•         In addition to the identification document and statement of their account of the debentures, opened in the name of each debenture holder, issued by the Depositary;

•         If you can not attend the General Assembly, the debenture holder may be represented by an attorney with specific powers to represent in the Assembly, subject to the legal conditions, and

•         In order to expedite the process and to facilitate the work of the Assembly, the power of attorney may, at the discretion of the debenture holder, be deposited at the Company headquarters, preferably up to 02 (two) working days before the date set for the Assembly.

Possible explanations that may be necessary may be obtained by contacting the Investor Relations – www.tam.com.br/ri.

São Paulo, December 7, 2011.

Líbano Miranda Barroso

Financial and Investor Relations Director

TAM S.A.

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DELIBERATIONS

The following are matters to be resolved in the AGD.

(i). To examine the proposal of the Issuer to authorize to the Trustee not to proclaim the acceleration clause after the close of the exercise of the year of 2011, in the event the Issuer does not comply with Clause 5, paragraph 5.1.1, item (xiii) of Deed with respect to the obligation to maintain, from the beginning of the amortization period until the end of the settlement of all obligations under the Deed, debt coverage ratio of not less than 130% (one hundred thirty percent); (ii) The premium to be paid to debenture holders of the Deed, due to the amendment referred to in item (i) listed above.

To approve: The proposal of the Issuer to authorize to the Trustee not to proclaim the acceleration clause after the close of the exercise of the year of 2011, in the event the Issuer does not comply with Clause 5, paragraph 5.1.1, item (xiii) of Deed with respect to the obligation to maintain, from the beginning of the amortization period until the end of the settlement of all obligations under the Deed, debt coverage ratio of not less than 130% (one hundred thirty percent), as well as the premium to be paid to debenture holders of the Deed, due to the proposal now mentioned.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.